SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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FORM 11-K



ANNUAL REPORT

PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934



(Mark One):



    X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED].



For the fiscal year ended  December 31, 1995





OR



         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



For the transition period from              to







Commission file number     1-8233







         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Victoria Financial Corporation 401(k) Plan





         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:





USF&G CORPORATION

100 Light Street

Baltimore, Maryland 21202



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REQUIRED INFORMATION



         The Victoria Financial Corporation 401(k) Plan (the "Plan") is subject to the financial reporting requirements of Employee Retirement Income Security Act of 1974 (ERISA). In accordance with Instruction E to Form 11-K, the Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are filed in paper under cover of Form SE.









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EXHIBIT INDEX









Exhibit                                                               Sequential
Number                     Description                               Page Number





23.1                       Consent of Independent Auditors               5



23.2                       Consent of Independent Auditors               6



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SIGNATURES







         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                   Victoria Financial Corporation 401(k) Plan

                           (Name of Plan)

Date     June 21, 1996            /s/  Robert Mueller
                                Name:  Robert Mueller
                               Title:  President Victoria Financial Corporation
                                       and Plan Administrator















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EXHIBIT 23.1







Consent of Independent Auditors









We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-59535) pertaining to the Victoria Financial Corporation 401(k) Plan of our report dated May 31, 1996, with respect to the financial statements and schedules of the Victoria Financial Corporation 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1995.









                                            /s/ ERNST & YOUNG LLP







Cleveland, Ohio

June 19, 1996







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EXHIBIT 23.2







Consent of Independent Auditors







The Board of Directors

USF&G Corporation







We consent to incorporation by reference in the Registration Statement (No. 33-59535) on Form S-8 of USF&G Corporation of our report dated April 28, 1995, relating to the statement of net assets available for benefits as of December 31, 1994 of The Victoria Financial Corporation 401(k) Plan which report appears in the December 31, 1995 annual report on Form 11-K for USF&G Corporation.







                                               /s/ KPMG PEAT MARWICK LLP







June 21, 1996

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